# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NaaS Technology Inc., CIK 0001712178
CUSIP: 62955X102
Title of class of securities: Class A Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: NEWLINK CENTER, AREA G, BLDG., 7,HUITONG, TIMES SQUARE, NO.1, Beijing, China (F4), 100024
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-004282
Filed by CIK 0002052559

## Reporting persons
- Timeswell LLC: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 348,260,000; shared voting power 0; sole dispositive power 348,260,000; shared dispositive power 0; aggregate amount beneficially owned 348,260,000 (7.25% of the class)
  Comment: Notes to Rows 5, 7 and 9: This represents 348,260,000.00 Class A ordinary shares in the form of 1,741,300 ADSs directly held by Timeswell LLC. Timeswell LLC is a limited liability company incorporated under the laws of the state of California and its registered business address is 2905 Stender Way, Suite 36, Santa Clara, CA 95054.
  
  Notes to Row 11: The percentage of the class of securities is based on a total of 4,802,246,843 ordinary shares issued and outstanding of the Issuer as of March 28, 2025 as a single class, including 3,494,699,071 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; and (c) ADSs that remain issuable as of the date hereof under the Share Subscription Facility Agreements dated December 16, 2024, and December 23, 2024, respectively.
- Chunyu Bao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 348,260,000; shared voting power 0; sole dispositive power 348,260,000; shared dispositive power 0; aggregate amount beneficially owned 348,260,000 (7.25% of the class)
  Comment: Notes to Rows 5, 7 and 9: This represents 348,260,000.00 Class A ordinary shares in the form of 1,741,300 ADSs held by Timeswell LLC, which is wholly owned by Mr. Chunyu Bao.
  
  Notes to Row 11: The percentage of the class of securities is based on a total of 4,802,246,843 ordinary shares issued and outstanding of the Issuer as of March 28, 2025 as a single class, including 3,494,699,071 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; and (c) ADSs that remain issuable as of the date hereof under the Share Subscription Facility Agreements dated December 16, 2024, and December 23, 2024, respectively

## Item 1. Issuer
Name of issuer: NaaS Technology Inc.
Address of issuer's principal executive offices: NEWLINK CENTER, AREA G, BLDG. 7,HUITONG, TIMES SQUARE, NO.1 Beijing, F4, 100024

## Item 2. Person Filing
Name of person filing:
Each of the followings is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(1) Timeswell LLC

(2) Chunyu Bao
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o 2905 Stender Way, Suite 36, Santa Clara, CA 95054
Citizenship:
(1) Timeswell LLC is organized under the laws of State of California, United States of America.

(2) Mr. Chunyu Bao is a citizen of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
348,260,000

This represents 348,260,000.00 Class A ordinary shares in the form of 1,741,300 ADSs directly held by Timeswell LLC. Timeswell LLC is wholly owned by Mr. Chunyu Bao.
Percent of class:
7.25%

The percentage of the class of securities is based on a total of 4,802,246,843 ordinary shares issued and outstanding of the Issuer as of March 28, 2025 as a single class, including 3,494,699,071 Class A ordinary shares, 195,969,844 Class B ordinary shares and 1,111,577,928 Class C ordinary shares, as learned from the Issuer, which exclude (a) Class A ordinary shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances (i) upon any sale of ADSs offered at the market (At-the-Market Offering) and (ii) upon the exercising or vesting of awards granted under the Issuer's share incentive plans; (b) ADSs issuable upon conversion of the convertible note issued to LMR Multi-Strategy Master Fund Limited (LMR) on October 16, 2024, pursuant to a convertible note exchange agreement dated October 4, 2024; and (c) ADSs that remain issuable as of the date hereof under the Share Subscription Facility Agreements dated December 16, 2024, and December 23, 2024, respectively.
Sole power to vote or to direct the vote: 348,260,000
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 348,260,000
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Not applicable

## Signatures
- Timeswell LLC: /s/ Chunyu Bao, Chunyu Bao/Chief Executive Officer (05/13/2025)
- Chunyu Bao: /s/ Chunyu Bao, Chunyu Bao (05/13/2025)